UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TPG Post changes name to TNT Post
16 October 2006

European Commission approves sale of TNT's logistics division
24 October 2006

16 October 2006

TPG Post changes name to TNT Post

Royal TPG Post today officially changes its name to Royal TNT Post. The new name was first announced on 14 September 2005. Many measures have since been taken to prepare the company for the rebranding. To celebrate the transition from TPG Post to TNT Post, a pre-franked envelope will tomorrow be distributed door to door, enabling people to send a letter or card free of charge as a gift from TNT Post.

The name change is being announced today in national and regional newspapers. Today will also see the launch of radio and television commercials highlighting the new name. Seven million households across the Netherlands will tomorrow receive a mailing explaining the change. The mailing will also contain the complimentary pre-franked envelope.

Special stamp sheetlet marks the name change

TNT Post is today issuing a unique sheetlet of ten gummed stamps, each with a value of 39 euro cents, to add lustre to the transition from TPG Post to TNT Post. The stamps announce the new corporate identity and colours in festive fashion. The sheetlet shows the three colours of the Dutch national flag and TPG Post changing in a wave motion into orange, silver and black. Her Majesty Queen Beatrix has granted TNT Post the right to use the title “Royal” in the Netherlands. The crown therefore takes a prominent place on the sheetlet.

From 11 December 2006, stamps will be available throughout the Netherlands in the new TNT Post stamp packaging. In preparation for the rate change for single-item mail weighing up to 20 grams, 44 euro cent stamps and 5 euro cent supplementary stamps will be available from this date from the usual outlets, including TNT Post service points, post offices and retailers.

Farewell to red

The change of name from TPG Post to TNT Post means a farewell to the colour red. From today, the company’s approximately 40,000 postmen and women will deliver the mail in their new orange and black upper-body wear. Delivery staff have been wearing recognisable clothing since 1850, when it became compulsory to wear a jacket, skirt or smock in blue cloth with a red collar. The clothing gradually became red a century later, with the colour being introduced into the new clothing range in 1987. A total of 750,000 items of clothing (300,000 kilograms) will be supplied to delivery staff this year. Harry Koorstra, Group Managing Director of TNT Post: “From today, the colour orange will be inextricably linked to our postmen and women. Given the sheer number of garments, our new name and appearance will not escape anybody’s attention from now on.” The change prompted by the new name and corporate identity goes beyond the company clothing. In February this year, new orange TNT Post postboxes began replacing the old-style red boxes. After 92 years, postboxes across the Netherlands are turning orange. Between February 2006 and December 2008, over 4,000 new orange postboxes will have been installed each year. A sticker with the TNT Post logo has now been affixed to the old red postboxes. The 5,300 new-style red postboxes that had already been installed have been equipped with a new red flap bearing the TNT Post logo. In 2009 and 2010, these new-style red postboxes and the single-slot postboxes will be the last postboxes to be replaced by orange models. The approximately 300 trucks, 3,930 delivery vans and 1,250 company cars will also be painted in the new TNT Post livery.

Name change: global company adopts global brand

On 8 April 2005, the TPG Group officially became TNT. It is therefore a logical step for TPG Post to change its name to Royal TNT Post. Globally operating TPG Post will today take on the name of the worldwide TNT brand, meeting the need to base operations on a single, strong international brand. TNT Post operates in eight European countries, including Italy, Germany, the United Kingdom and Belgium. TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs and serves more than 200 countries. TNT is recognisable by its name and the colour orange in all countries and TNT Post will therefore also become a familiar face in the Netherlands.

Although the name is changing, customers will still be able to rely on the same service, quality and reliability they are used to. The new name will be phased in over several years, with the new corporate identity being introduced as much as possible as old equipment is replaced. Harry Koorstra, Group Managing Director of TNT Post: “The gradual introduction of our new corporate identity will drive down costs and give our customers and staff time to get used to the new name and colour. Nothing will change in terms of quality, which will remain our focus both in the Netherlands and abroad.” The total cost of the rebranding up to the end of 2010 will be around €8 to 10 million, which will form part of the regular operating expenses.

24 October 2006

European Commission approves sale of TNT's logistics division

TNT N.V. today announced that the European Commission has granted clearance under the EU Merger Regulation to the acquisition of the logistics division of TNT by Apollo Management, L.P. TNT currently anticipates that the acquisition will be completed before the end of the year.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and € 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 25 October 2006